Exhibit 99.1

X3 Holdings Has Regained Compliance with Nasdaq’s Minimum Bid Price Deficiency

Singapore, April 16, 2025 /PRNewswire/ — X3 Holdings Co., Ltd. (Nasdaq: XTKG) (the “Company” or “XTKG”), a global provider of digital solutions and technology services spanning diverse industries, today announced that the Company received a written notification (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated April 11, 2025, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5550(a)(2) (“Minimum Bid Price Requirement”) and the matter is closed.

As previously announced, the Company received a notification letter from the Nasdaq dated April 10, 2024, indicating its failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days under Minimum Bid Price Requirement. Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company was provided with 180 calendar days, and has further received an extension of 180 calendar days, to April 7, 2025, in order to regain compliance with the Minimum Bid Price Requirement.

Pursuant to the Compliance Notice, the Company evidenced a closing bid price of its ordinary shares at or greater than US$1.00 per share for 10 consecutive business days from March 17, 2025 to April 11, 2025. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

About X3 Holdings

X3 Holdings Co., Ltd. (Nasdaq: XTKG) is a global provider of digital solutions and technology services spanning diverse industries. The Company is operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies. X3 Holdings is headquartered in Singapore with subsidiaries and operations globally. For additional information, please visit www.x3holdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Corporate Investor Relations

Email: ir@x3holdings.com

Website: www.x3holdings.com